Exhibit 99.5

Media Releases DRD’S OFFER FOR EMPEROR MINES DEFINITELY CLOSING JULY 30
26 July 2004

377/04-jmd

Johannesburg, South Africa. Monday, 26 July 2004. Durban Roodepoort Deep Limited, (JSE: DUR; NASDAQ: DROOY; ASX: DRD) has today announced that subject only to any automatic extension required by the Australian Corporations Act, it will not extend its takeover offer for Emperor Mines Limited (ASX: EMP) beyond its closing date of 30 July 2004.

Presently, DRD is entitled to 44.7% of Emperor.

Queries

South Africa

Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America

Investor Relations
Susan Borinelli, Breakstone & Ruth International
+1 646-536-7018 (office)
+1 917-570-8421 (mobile)

Media Relations
Jessica Anderson, Breakstone & Ruth International
+1 646-536-7002 (office)
+1 347-423-5859 (mobile)
+27 83 604 0820 (mobile)

Australasia

Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe

Investor and Media Relations
Phil Dexter, St James’s Corporate Services

DRD is the world’s 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth. The company has a track record of success in extending the lives of older mines safely and profitably. For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

U.S. Disclosures

The DRD shares mentioned in this release and offered in the take-over offer have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

The offer described in DRD's Bidder’s Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder’s Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)